UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13 G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                       Whitelight Technologies, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                965355 10 0
                              (CUSIP Number)

                            September 30, 2002
          (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.:  965355 10 0

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William D. Yotty

2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization

     US

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power             50,000
     6.   Shared Voting Power           -0-
     7.   Sole Dispositive Power        50,000
     8.   Shared Dispositive Power      -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     50,000 shares

10. Check if the Aggregate Amount in Row 9. Excludes Certain Shares (See Instructions)

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     4.6%

12.  Type of Reporting Person (See Instructions)

     IN

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

Item 1.
     (a)  Name of Issuer:  Whitelight Technologies, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          3857 Birch Street, #606, Newport Beach, CA   92660

Item 2.
     (a)  Name of Person Filing:  William D. Yotty

     (b)  Address of Principal Business Office or, if none, Residence:
          1330 South Ham Lane, Suite 101, Lodi, CA   95242

     (c)  Citizenship:  US

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  965355 10 0

Item 3.   Not Applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:                        50,000 shares
     (b)  Percent of class:                                 4.6%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote    50,000 shares
          (ii)  Shared power to vote or to direct the vote  -0-
          (iii) Sole power to dispose or to direct the
                disposition of                              50,000 shares
          (iv)  Shared power to dispose or to direct the
                disposition of                              -0-

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

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

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  7/8/03                      /s/ William D. Yotty
                                   Signature

                                   William D. Yotty
                                   Name/Title




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